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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                            (Amendment No.        )*


                              PROFESSIONAL BANCORP
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   743112104
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 6 pages
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CUSIP No. 743112104                            13G            Page 2 of 6



1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HEARTLAND ADVISORS, INC.

          #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    (a)  [      ]
                                    (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          WISCONSIN, U.S.A.

         NUMBER OF           5.  SOLE VOTING POWER
 SHARES BENEFICIALLY OWNED   None
            BY
            EACH
         REPORTING           6.  SHARED VOTING POWER
           PERSON            None
            WITH

                             7.  SOLE DISPOSITIVE POWER
                             137,800


                             8.  SHARED DISPOSITIVE POWER
                             None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
137,800


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.6%


12.  TYPE OF REPORTING PERSON*

                                       IA
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CUSIP No. 743112104                13G                       Page 3 of 6



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 HEARTLAND GROUP, INC.

                 #39-1572323

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                        (a)  [      ]
                                        (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                 MARYLAND, U.S.A.

         NUMBER OF           5.  SOLE VOTING POWER
 SHARES BENEFICIALLY OWNED   130,000
            BY
            EACH
         REPORTING           6.  SHARED VOTING POWER
           PERSON            None
            WITH

                             7.  SOLE DISPOSITIVE POWER
                             None


                             8.  SHARED DISPOSITIVE POWER
                             None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,000


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.0%


12.  TYPE OF REPORTING PERSON*

                 IV
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CUSIP NUMBER  743112104                         Page 4 Of 6 Pages

Item 1.
         (a) Name of Issuer:  Professional Bancorp


         (b) Address of Issuer's Principal Executive Offices:
                          606 Broadway
                          Santa Monica, CA  90401

Item 2.
         (a) Name of Person Filing:        Heartland Advisors, Inc.
                                           Heartland Group, Inc.

         (b) Address of Principal Business Office:
                 Heartland Advisors, Inc.
                 790 North Milwaukee Street
                 Milwaukee, WI  53202

                 Heartland Group, Inc.
                 790 North Milwaukee Street
                 Milwaukee, WI  53202

         (c) Citizenship:         Heartland Advisors is a Wisconsin corporation.
                                  Heartland Group is a Maryland corporation.

         (d) Title of Class of Securities:  Common Stock

         (e)  CUSIP Number: 743112104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)_____ Broker or Dealer registered under Section 15 of the Act.

     (b)_____    Bank as defined in Section 3(a)(6) of
                 the Act.

     (c)_____ Insurance company as defined in Section 3(a)(19) of the Act.

     (d)  X      Investment company registered under Section 8 of
                 the Investment Company Act of 1940 with respect to Heartland
                 Group.

     (e)  X      Investment adviser registered under Section 203 of
                 the Investment Advisers Act of 1940 with respect to Heartland
                 Advisors.

     (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
                 Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

     (g)_____    Parent Holding Company, in accordance with
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                 Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).


     (h)_____    Group, in accordance with
                 Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.

         (a) Amount beneficially owned:
             137,800 shares are beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors; 130,000 shares of which are also beneficially owned by Heartland Group within the meaning of the Rule, including 112,500 shares of common stock resulting from the assumed conversion of $1,500,000 of 8.5% Convertible Debentures Due 3/1/04.

         (b) Percent of Class:
             10.6% by Heartland Advisors, of which 10% is also held by Heartland Group.

         (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Pages.


Item 5. Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
        Person.

        The shares of common stock are held in investment advisory accounts of Heartland Advisors. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. As reported herein, the interests of one such account, Heartland Group, Inc., a series investment company for which Heartland Advisors serves as investment advisor, relates to more than 5% of the class.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable.

Item 8. Identification and Classification of Members of the Group.

              Not Applicable.

Item 9. Notice of Dissolution of Group.

              Not Applicable.
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Item 10.  Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    September 8, 1995

                          HEARTLAND ADVISORS, INC.

                          By: PATRICK  J. RETZER
                              -------------------
                                  Patrick J. Retzer
                                  Vice President/Treasurer


                          HEARTLAND GROUP, INC.

                          By: PATRICK  J. RETZER
                              ------------------
                                  Patrick J. Retzer
                                  Vice President/Treasurer